Exhibit 4.4

EXECUTION VERSION

AMENDED AND RESTATED VOTING AGREEMENT

AMENDED AND RESTATED VOTING AGREEMENT (the “Agreement”), dated as of March 31, 2006, by and among the following parties:

•                                          MARCELO MINDLIN;

•                                          DAMIAN MINDLIN;

•                                          GUSTAVO MARIANI; and

•                                          LATIN AMERICAN ENERGY LLC (“LAE”)

Each of the persons or entities above is referred to herein as a “Party” and together the “Parties”. Each of Marcelo Mindlin, Damian Mindlin and Gustavo Mindlin is referred to herein as an “Individual Investor” and, together, the “Individual Investors”.

WHEREAS, the Individual Investors beneficially own, in the aggregate 100% of the Class A common shares (the “Class A Shares”) of each of Dolphin Energía S.A. (“Energía”) and IAESA S.A. (“IEASA”, and, together with Energia, the “Companies”);

WHEREAS, LAE owns 75.34% of the non-voting preferred shares (the “Preferred Shares”) and all of the Class B common shares of each of Energía and IEASA;

WHEREAS, the Companies together own 100% of the capital stock and voting rights of Electricidad Argentina S.A. (“EASA”);

WHEREAS, EASA owns all of the Class A common shares of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”), which represent 51% of the capital stock and voting rights of EDENOR;

WHEREAS, as beneficial owners of a majority of the capital stock and voting rights of EASA, the Individual Investors and LAE wish to enter into an agreement with respect to certain actions to be taken by EASA and EDENOR;

WHEREAS, the Parties entered into a Voting Agreement, dated as of September 12, 2005 (the “Voting Agreement”) contemplating certain matters related to the investments and voting rights referred to above; and

WHEREAS, the Parties wish to amend and restate the Voting Agreement on the terms set forth herein;

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1          Definitions. Capitalized terms used herein are used as defined in this Article I or as defined elsewhere in this Agreement.

“Affiliate” means, with respect to any Person, (a) a Person that controls, is controlled by or is under common control with another person, (b) with respect to any natural Person, (i) a Person that controls, is controlled by or is under common control with such natural Person, (ii) any trust established for the benefit of such natural Person or (iii) any executor or administrator of the estate of such natural Person.

“Agreement” has the meaning set forth in the recitals.

“Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in New York or Buenos Aires, Argentina are authorized or obligated to be closed.

“Charter Documents” means, with respect to any entity, its bylaws, charter, memorandum, certificate of formation, articles of association, operating agreement or other similar organizational document.

“Class A Shares” has the meaning set forth in the recitals.

“Concession Agreement” means the concession granted to EDENOR by the Argentine government.

“EASA” has the meaning set forth in the recitals.

“EASA Shares” means 100% of the shares of capital stock of EASA.

“EDENOR” has the meaning set forth in the recitals.

“EDENOR Shares” means the Class A shares of EDENOR owned by EASA.

“EDF” means EDF International S.A.

“EDF Closing” means the date of the receipt by Energía and IEASA of the EASA Shares.

“EDF Call and Put Options” means the right of Energia and its permitted assigns to call the EDENOR Shares of EDF and the right of EDF to put its shares of Edenor, in each case pursuant to the EDF Shareholders Agreement.

“EDF Documents” means, collectively, the EDF Shareholders Agreement, the Registration Rights Agreement, the EDF Pledge and any other documents attached as exhibits thereto.

“EDF Pledge” means the Pledge Agreement, dated as of September 15, 2005, among EDF, EDF S.A., Energía and New Equity Ventures, LLC.

“EDF Shareholders Agreement” means the Shareholders Agreement, dated as of September 15, 2005, among EDF, Energía, New Equity Ventures, LLC, IEASA and EASA.

“Energía” has the meaning set forth in the recitals.

“Guaranty” means any obligation, contingent or otherwise, to guaranty Indebtedness, including, without limitation, any obligation to maintain the financial condition of a Person for the purpose of assuring the creditor of such Person of the payment of such Indebtedness.

“IEASA” has the meaning set forth in the recitals.

“Indebtedness” means, with respect to any Person, such Person’s obligations for borrowed funds or loans, obligations for the deferred purchase price of assets, fixed rental obligations under a lease of or other agreement conveying the right to use assets, obligations for borrowed funds secured by any Lien on any assets of such Person whether or not such Person has assumed or become liable for payment of such obligations for borrowed funds, all Guaranty obligations of such Person, and the obligations under any derivative instrument, including any interest rate or currency hedge, credit default swap, cap, collar or similar transaction.

“Individual Investors” means Marcelo Mindlin, Damian Mindlin and Gustavo Mariani and, in each case, their Affiliates, and, for the purposes of this Agreement, acting together in accordance with their ownership interests and rights and obligations under this Agreement and as holders of Class A Shares of Energía and IEASA.

“LAE” has the meaning set forth in the recitals.

“Laws” means any applicable laws, rules or regulations of any governmental, administrative or regulatory authority.

“Lien” means any mortgage, lien, surety, restriction, option, pledge, charge, security interest, right of first refusal or other encumbrance of any kind.

“Material Agreement” means any agreement or series of related agreements (i) that are not related to the Ordinary Course of Business or (ii) that result in an incurrence of liabilities or other obligations or the receipt of proceeds which  exceed US$25 million in any one year or US$50 million for the term of such agreement.

“Necessary Action” means, with respect to a result required to be caused, all reasonable actions (to the extent such actions are permitted by applicable Law and are within such Person’s control) necessary to cause such result, which actions may include, without limitation, (a) voting or providing a written consent or proxy with respect to any issue for which the vote of a Party (in its capacity as shareholder, Investor or otherwise) is required, (b) causing the adoption of shareholders resolutions and amendments to any applicable Charter Documents, (c) causing a company of which a Person is an equity owner or any member of the applicable board of directors (to the extent such members were nominated or designated by the person obligated to undertake the Necessary Action and subject to any fiduciary duties that they may have as directors) to act, vote or provide a written consent or proxy in a certain manner or causing them to be removed in the event they do not act in such a manner, (d) executing agreements and instruments, and (e) making, or causing to be made, with applicable authorities or other Persons, all filings approvals, registrations or similar actions that are required to achieve such result. For the avoidance of doubt, Necessary Action with respect to the Individual Investors shall not include causing directly the execution of the actions contemplated in Article II.

“Ordinary Course of Business” means any activity or the entering into any agreement related or incidental to the public service of distribution and commercialization of electricity within the area specified in the Concession Agreement or to the rendering of advisory, operational or other services to any third Party involved in or related to the electricity industry.

“PPP Offer” means a possible public or private offer by any of the Holding Companies to the beneficiaries of EDENOR´s Programa de Propiedad Participada in respect of its holdings of EDENOR Class C shares.

“Person” means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental entity or any individual or entity with legal capacity recognized by any applicable law.

“Preferred Shares” has the meaning set forth in the recitals.

“Proceeding” means any action, suit, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding or investigation.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of September 15, 2005, among EDENOR, Energía and EDF.

“Restructuring” means the contemplated restructuring of the financial debt of each of EASA and EDENOR.

“Restructuring Closing Date” means the date on which the Restructuring Consideration has been delivered to the creditors voting in favor of the Restructuring. In the case that the Restructuring Consideration is delivered to the creditors of EASA and EDENOR on different dates, the Restructuring Closing Date shall be the later of the date on which the EASA Restructuring Consideration or the EDENOR Restructuring Consideration is delivered to creditors.

“Restructuring Consideration” means the new or amended securities to be issued and delivered to creditors of EASA and EDENOR who vote to participate in the respective Restructurings.

“Subsidiary” means, with respect to any Person, an entity which such Person controls, directly or indirectly.

1.2          Interpretation. All terms defined in this Agreement in the singular shall have the same meaning when used in the plural and vice versa. The words “hereof,” “herein” and “hereunder,” and the words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement and the words “section,” “subsection,” “Annex” and “Exhibit” refer to this Agreement unless otherwise noted. All requirements for votes or consent in this Agreement shall mean votes or consent provided in writing from any Person from which a vote or consent is required.

ARTICLE II

RESTRICTED ACTIONS

2.1          Restricted Actions by EDENOR Requiring the Consent of LAE. (a)  Each of the Individual Investors shall take all Necessary Action to cause, directly or indirectly, Energía, EASA or EDENOR, as applicable, not to take any of the following actions (hereinafter, a “Restricted Action”) without the consent of LAE. The Chairman of the Boards of Energía, EASA and EDENOR, as applicable, shall request the consent of LAE with respect to any action below prior to such action being taken, which request shall include a recommendation with respect to such action. In the case that LAE does not respond within five (5) Business Days of receipt of such written request, LAE shall be deemed to have consented to such request. For purposes of this process, the Chairman of the Boards of Energía, EASA and EDENOR, as applicable, and LAE may communicate with each other by means of electronic mail and any such communication shall be binding on all parties to such communication. Upon receipt of the consent of LAE, the Individual Investors shall take all Necessary Action to cause the proposed action to be taken. Notwithstanding the above, the decisions set forth below shall also be subject to any additional consent required by (x) the bylaws of Energía, EASA and EDENOR or (y) applicable Law.

(i)	any amendment, modification or restatement of the Charter Documents of EDENOR or any Subsidiary of EDENOR that could reasonably be expected to adversely effect, directly or indirectly, or any Party;

(ii)	any merger, consolidation, amalgamation, recapitalization, spin-off or other similar transaction involving EASA or EDENOR or any Subsidiary of EDENOR;

(iii)	any revocation, termination, material adverse modification or waiver of any material right under the Concession Agreement;

(iv)	the incorporation or formation of any Subsidiary of EDENOR other than a Subsidiary engaged in the same business as EDENOR;

(v)

any liquidation, bankruptcy, suspension of payments, assignment to creditors or any other similar matter involving EDENOR or any Subsidiary, other than as contemplated with respect to the Restructuring;

(vi)	a change in the jurisdiction of incorporation of EDENOR or any Subsidiary thereof or any of their registered offices;

(vii)	any Restructuring proposal formally made to creditors of EASA or EDENOR or any material amendment to any such proposal;

(viii)	the entering into by EDENOR or any Subsidiary of any Material Agreements with third parties;

(ix)	the approval of the total compensation for the Chief Executive Officer and Chief Financial Officer of EDENOR or any Subsidiary thereof on an annual basis;

(x)	the engagement by EDENOR or any Subsidiary thereof of any investment bank or financial advisor with respect to any proposed material transaction to be conducted by EDENOR or any Subsidiary thereof;

(xi)	the sale, transfer or lease of any assets of EDENOR or any Subsidiary with a book value in excess of US$25 million, individually or in the aggregate;

(xii)

the acquisition by EDENOR or any Subsidiary of any assets, in excess of those assets acquired for compliance with ordinary capital expenditures, with a book value in excess of US$25 million, individually or in the aggregate;

(xiii)

any action taken by EDENOR pursuant to the exercise by EDF of its rights pursuant to the Registration Rights Agreement, including, but not limited to, the jurisdiction to be chosen for registration and the selection of underwriters for any public offering; or

(xiv)

any incurrence of Indebtedness by EDENOR or any Subsidiary thereof; provided that consent shall not be required to the extent permitted by the terms of the Indebtedness issued in connection with the Restructuring or the incurrence of less than US$25 million of Indebtedness in the aggregate at any time;

(xv)

the commencement of Proceedings or entrance into settlements by EASA or EDENOR or any Subsidiary for sums exceeding US$25 million, individually or in the aggregate, except with respect to the Restructuring;

(xvi)

any capital increase or other issuance of any shares of capital stock of EASA or EDENOR, or rights of any kind convertible into or exchangeable for any shares of capital stock of EASA or EDENOR, or any option, warrant or other subscription or purchase right with respect to shares of such capital stock;

(xvii)

the discharge of any liability with or on behalf of, or the entrance into any transaction with, any officer, director or direct or indirect shareholder (or any of their respective Affiliates) of EDENOR (other than ordinary course, arms-length transactions involving EDENOR and its Subsidiaries and Affiliates of the Parties (such as customary director fees and other arrangements offered to all directors);

(xviii)	any change to the remuneration policy applicable to the directors of EDENOR as of the date hereof;

(xix)

the creation, assumption or incurrence of any Lien on any material asset of EDENOR, provided that consent shall not be required (a) with respect to any Lien in existence as of the EDF Closing or (b) to the extent permitted by the terms of the Indebtedness issued in connection with the Restructuring or Indebtedness permitted or approved pursuant to Section 2.1(d) hereof;

(xx)	the sale, lease, encumbrance or other disposition of the EASA Shares or the EDENOR Shares;

(xxi)	any material modification, amendment or other revision to the EDF Documents, including the addition of any material ancillary document not currently contemplated by the EDF Documents;

(xxii)	any decision to terminate any EDF Document in accordance with its terms;

(xxiii)	any PPP Offer formally made to the PPP, any material amendment to any such proposal or any other material decision to be made with respect to the PPP Offer; or

(xxiv)	the exercise of the EDF Call and Put Options by Energia.

(b)  (i)  Notwithstanding the above Restricted Actions, the Individual Investors shall have the right (but not the obligation) to consult with LAE with respect to (a) the entering into by EDENOR or any Subsidiary of EDENOR of any material tariff compromise with the Government of Argentina (or any regulatory authorities of the Government of Argentina) or (b) the acquisition by EDENOR or any Subsidiary of EDENOR of any asset or group of related assets in compliance with ordinary capital expenditures (pursuant to the obligations of EDENOR under the Concession Agreement) with a book value in excess of US$25 million.

(ii)  If the Individual Investors choose not to consult with LAE, LAE shall be indemnified for all costs, expenses (including attorneys’ fees and disbursements), damages or losses, if any, incurred by LAE as a result of a decision made by the Individual Investors with respect to (i) above to the same extent as currently set forth in Section 3.1 below.

(iii)  If the Individual Investors choose to consult with LAE, they shall, prior to any action being taken, request in writing the recommendation of LAE with respect to such action. In the case that LAE does not object in writing or respond at all within five (5) Business Days of receipt of such written request, LAE shall be deemed to have consented to such request. If the Individual Investors choose to consult with LAE, but do not receive the consent of, LAE shall be entitled to be indemnified for all costs, expenses (including attorneys’ fees and disbursements), damages or losses, if any, incurred by LAE as a result of a decision made by the Individual Investors to the same extent as currently set forth in Section 3.1 below.

ARTICLE III
REMEDY PROVISIONS

3.1          Indemnity. In the event that the Individual Investors (a) take any action or make any decision that constitutes a Restricted Action under Article II without the requisite consent of LAE or (b) fail to take any action approved by LAE under Article II, in each case so long as the taking or failure to take of any such action is not attributable to the negligence or willful misconduct of LAE or to circumstances beyond the control of the Individual Investors, the Individual Investors shall indemnify and hold harmless LAE against any costs, expenses (including attorneys’ fees and disbursements), damages or losses (including, without limitation, all losses on the expected returns with respect to its ownership interest in the Preferred Shares or any other direct or indirect equity interest in EDENOR as of the date hereof) that LAE may incur as a result of such unauthorized action or decision or failure to act.

ARTICLE IV
MISCELLANEOUS

4.1  Termination. (a) This Agreement shall terminate automatically (without any action by any Party hereto) on the earlier of (i) the date any Person other than Energía acquires, directly or indirectly, an interest in 50% or more of the outstanding capital stock of EASA or EDENOR; provided that LAE votes to terminate this Agreement and (ii) the date on which LAE votes to terminate this Agreement.

(b)           Upon the transfer or sale by any Party of all of its ownership interests in Energía or IEASA, such Party shall no longer be bound by the obligations of, nor be entitled to any rights under, this Agreement with respect to such ownership interest.

4.2  Notices. All notices or other communications required or permitted by this Agreement shall be effective upon receipt and shall be in writing and delivered personally or by overnight courier, or sent by facsimile (with confirmation copies delivered personally or by courier within three Business Days), as follows:

If to the Individual Investors, to:

Grupo Dolphin S.A. Bouchard 547, 26° floor C1106ABG Ciudad de Buenos Aires Argentina Attention: Gustavo Mariani and Damian Mindlin Telecopy: 5411-5410-9555
if to LAE, to:
Latin American Energy LLC C/o Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, Delaware 19808

or to such other address as the Party to whom notice is to be given may provide in a written notice to the other parties.

4.3  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument. The parties may agree on the text of a Spanish translation of this Agreement and execute such translation in one or more counterparts, for purposes of obtaining any consents of applicable governmental authorities or otherwise complying with any fling requirement in connection with the transactions contemplated hereby, but the English language version shall govern for purposes of any dispute between the parties which may arise out of or in connection with this Agreement.

4.4  Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, without regard to principles of conflicts of law, by the laws of the state of New York, United States.

4.5  Enforceability. In the event that any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby as long as the remaining provisions do not fundamentally alter the relations among the parties hereto.

4.6  Obligations. All obligations hereunder shall be satisfied in full without set-off, defense or counterclaim.

4.7  Arbitration. (a)  Except for obtaining relief from a court of competent jurisdiction in the form of provisional or conservatory measures (including, without limitation, preliminary injunctions to prevent breaches hereof) or as otherwise provided in this Agreement, the parties hereto irrevocably agree that any and all disputes that may arise out of or in connection with this Agreement shall be finally settled by arbitration in New York City by three arbitrators appointed in accordance with the Rules of Conciliation and Arbitration (the “ICC Rules”) of the International Chamber of Commerce (the “ICC”). The parties hereto agree that each arbitrator appointed in connection herewith shall be licensed to practice law in New York. In the event an appointed arbitrator may not continue to act as an arbitrator of such panel, then the Party (or parties in the case of the third arbitrator) that appointed such arbitrator shall have the right to appoint a replacement arbitrator in accordance with the provisions of this Section 4.7(a). The parties hereto agree that in the event an arbitration panel has been appointed to resolve a dispute under any other Corporate Governance Document that is pending at the time a dispute arises hereunder, such previously appointed arbitration panel shall be deemed appointed for purposes of resolving the dispute arising hereunder.

(b)           Unless the parties otherwise agree, all submissions and awards in relation to arbitration under this Agreement shall be made in English and all arbitration Proceedings and all pleadings shall be in English. Original documents in English or Spanish may be submitted as evidence in their original language; witnesses not fluent in English may give evidence in their native tongue (with appropriate translation). Original documents in a language other than English or Spanish shall be submitted as evidence in English translation accompanied by the original or true copy therein.

(c)           The ICC procedural rules shall govern all arbitrations hereunder; provided that (i) each Party may call upon the other to supply the arbitrator with documents in such other Party’s control relevant to the dispute; (ii) each Party shall be entitled to present the oral testimony of witnesses as to fact and expert witnesses; (iii) each Party shall be entitled to question directly any witnesses who present testimony to the arbitral panel; and (iv) at the request of either Party, a written transcript shall be made of each hearing before the arbitral panel and shall be furnished to the parties. The arbitral panel may, at the request of a Party, order provisional or conservatory measures (including, without limitation, preliminary injunctions to prevent breaches hereof) and the parties shall be able to enforce the terms and provisions of such orders in any court having jurisdiction.

(d)           Each Party to such arbitration shall pay its own legal fees and expenses incurred in connection with the arbitration and the expense of any witness produced by it. The cost of any stenographic record and all transcripts therein shall be prorated equally among all parties ordering copies and shall be paid by such parties directly to the reporting agency. All other expenses of the arbitration, including required traveling and other expenses and fees of the arbitrators and the expenses of any witness or the cost of any proof produced at the request of the arbitrator, shall be borne as determined by the arbitrator.

(e)           The arbitrator shall issue findings of fact with respect to its decision.

(f)            Any award shall be made in the currency in which the obligation would have been paid, if the obligation with respect to which the award is made was an obligation to pay money, or in U.S. Dollars in all other cases.

(g)           Any award in connection with the aforementioned arbitration proceeding shall be final, binding and not subject to appeal, and any judgment upon such award may be entered and enforced in any court of competent jurisdiction. To the extent permitted by applicable Law, the parties hereby waive all challenge to any award of an arbitrator under this Section.

4.8  No Third Party Rights; Assignment. This Agreement is intended to be solely for the benefit of the parties hereto (and their respective Affiliates) and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto (and their respective Affiliates  that agree to be bound by the terms hereof in accordance with this Agreement). Rights and obligations hereunder and under any agreements and documents executed and delivered in connection herewith shall not be assignable without the prior written consent of the other parties hereto. Any assignment of rights or obligations in violation of this Section 4.8. shall be null and void.

4.9  Waivers and Amendments. No modification of or amendment to this Agreement shall be valid unless in a writing signed by the parties hereto referring specifically to this Agreement and stating the parties’ intention to modify or amend the same. Any waiver of any term or condition of this

Agreement must be in a writing signed by the Party sought to be charged with such waiver referring specifically to the term or condition to be waived, and no such waiver shall be deemed to constitute the waiver of any other breach of the same or of any other term or condition of this Agreement.

4.10  Headings. The headings in this Agreement are for purposes of reference only and shall not be considered in construing this Agreement.

4.11  Specific Performance. The parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of breach by any Party damages would not be an adequate remedy, and each of the other parties shall be entitled to specific performance and injunctive and other equitable relief in addition to any other remedy to which it may be entitled; and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of March 31, 2006.

MARCELO MINDLIN

By:	/s/ Marcelo Mindlin
Name:
Title:

DAMIAN MINDLIN

By:	/s/ Damian Mindlin
Name:
Title:

GUSTAVO MARIANI

By:	/s/ Gustavo Mariani
Name:
Title:

LATIN AMERICAN ENERGY LLC

By:	/s/ Latin American Energy LLC
Name:
Title: